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Securities and Exchange

FEB 20 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crestone Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1048 Pearl Street, Suite 450
(No. and Street)

Boulder (City) CO (State) 80302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Will Skinner 303-4424447
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

8181 East Tufts Avenue, Suite 600 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Will Skinner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crestone Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

KELSEY MYERS
Notary Public
State of Colorado
Notary ID # 20174024856
My Commission Expires 06-13-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESTONE SECURITIES LLC

Table of Contents

CRESTONE

CRESTONE SECURITIES LLC

Financial Statements
and
Independent Auditors' Report

December 31, 2017

EKS&H

5161 East Polk Avenue Suite 600
Denver, Colorado 80237-2579
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

EKS&H LLLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Manager
Crestone Securities LLC
Boulder, Colorado

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of Crestone Securities LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crestone Securities LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To the Member and Manager
Crestone Securities LLC
Page Two

SUPPLEMENTAL INFORMATION

The supplemental information presented in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS+H LLLP

EKS&H LLLP

February 13, 2018
Denver, Colorado

We have served as the Company's auditor since 2007.

CRESTONE SECURITIES LLC

Statement of Financial Condition
December 31, 2017

Assets

Assets		
Cash	$	63,321
Deposit with the clearing broker		50,000
Accounts receivable from investment vehicles – related party		7,800
Prepaid expenses		18,172
Total assets	$	139,293

Liabilities and Member's Equity

Liabilities	$	-
Contingencies		
Member's equity		139,293
Total liabilities and member's equity	$	139,293

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Operations
For the Year Ended December 31, 2017

Revenues		
Mutual fund marketing and distribution fees – related party	$	10,264
Service fees - related party		276,000
Total revenue		286,264
Expenses		
Clearing fees		77,084
Management fees - related party		114,000
General and administrative		39,389
Software fees		36,220
Total expenses		266,693
Net income	$	19,571

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

Balance - December 31, 2016	$	124,722
Contributions from member		35,000
Distributions to member		(40,000)
Net income		19,571
Balance - December 31, 2017	$	139,293

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities		
Net income	$	19,571
Adjustments to reconcile net income to net cash used in operating activities		
Changes in assets and liabilities		
Accounts receivable from investment vehicles – related party		(7,800)
Prepaid expenses		(2,839)
Net cash used in operating activities		8,932
Cash flows from financing activities		
Contributions from member		35,000
Distributions to member		(40,000)
Net cash used in financing activities		(5,000)
Net increase in cash		3,932
Cash - beginning of year		59,389
Cash - end of year	$	63,321

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Crestone Securities LLC (the "Company") is a Colorado limited liability company and is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act"). The Company was formed on January 4, 2000 and commenced operations in August of 2000. The Company's operating agreement calls for the Company to cease existence in February 2020. The Company's sole member is Crestone Capital, LLC. The Company serves as the broker-dealer for certain security trades executed in portfolios managed by an affiliate of its sole member.

The Company operates pursuant to Rule 15c3-3(k)(2)(B) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that its clearing broker will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to the clearing broker. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is part of a group of entities affiliated through common ownership. Accordingly, this affiliation and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements (Note 3). The operating results of the Company could vary significantly from those that would have been obtained had the Company operated with unaffiliated parties.

Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. The Company had no cash equivalents as of December 31, 2017.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and deposits with the clearing broker. The Company places its temporary cash investments and deposits with the clearing broker, which management believes is a high-credit, quality financial institution.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, deposit with the clearing broker, and other assets approximated fair value as of December 31, 2017 because of the relatively short maturity of these instruments.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Deposit With the Clearing Broker

Deposit with the clearing broker includes funds deposited with the clearing broker to offset certain risks assumed by the clearing broker related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Revenue Recognition

The Company records securities transactions and related revenue and expenses on a trade date basis, which is the date that the transactions are executed. Service fees are recognized in the period during which they are earned.

Income Taxes

The Company is not considered a separate taxable entity for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the member, and no provision for income taxes has been recorded in the accompanying financial statements.

Beginning January 1, 2018, new rules will apply to IRS audits of partnerships and LLCs that are taxed as partnerships. Under these rules, adjustments resulting from an IRS audit of the LLC will be assessed at the LLC level.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The result of the reassessment of tax positions in accordance with these provisions did not have an impact on the Company's financial statements.

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate income tax system, including a Federal corporate tax rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. We do not expect the legislation to have a financial impact on the Company because it is not subject to federal income tax and the tax effect of its activities accrues to the member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated all subsequent events through the audit report date, which is the date the financial statements were available to be issued. There were no material subsequent events requiring recognition or additional disclosure as of that date.

Note 2 - Related Party Transactions

As discussed in Note 1, the Company serves as the broker-dealer for an affiliate of its sole member. All of the Company's revenue is derived from mutual fund marketing and distribution fees relating to securities transactions executed in portfolios managed by an affiliate of its sole member and from service fee revenue as described below. Mutual fund marketing and distribution fees earned for the year ended December 31, 2017 were $9,929.

The Company entered into a service fee agreement with an affiliate of its sole member in which the Company has agreed to provide brokerage services in exchange for a monthly fee of $23,000. Service fees earned for the year ended December 31, 2017 were $276,000.

The Company has a management agreement with its sole member whereby the Company is provided office space and administrative support for a monthly fee of $9,500. The Company incurred $114,000 of expenses under the agreement for the year ended December 31, 2017, all of which was paid during 2017.

The Company provides trading services for related parties in which the trades and wires are processed through the Company's clearing broker. During 2017, the Company added clarification to the management agreement surrounding the reimbursement of trading fee expenses whereas the trading or wire fees that result from direct activity of the related parties is reimbursed by the related parties to the Company on an annual basis. As a result of this clarification, the Company recognized trading fee reimbursement income of $60,640 for trading fees the Company incurred in prior years as of December 31, 2017. The reimbursement income is recorded as a decrease in clearing fee expenses on the statement of operations.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000. The Company's net capital at December 31, 2017 was $116,121. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's indebtedness to net capital ratio was 0 to 1 as of December 31, 2017.

Note 4 - Contingencies

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's clearing deposit from this clearing broker could be subject to forfeiture.

SUPPLEMENTAL INFORMATION

Schedule I
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Net Capital

Total member's equity	$	139,293
Deductions		
Non-allowable assets – prepaid expenses		(18,172)
Net capital		121,121
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000

Aggregate Indebtedness

Excess net capital	$	116,121
Aggregate indebtedness	$	0
Ratio of aggregate indebtedness to net capital		0%

Note: There are no differences in the above computation of net capital pursuant to SEC Rule 15c3-1 and the corresponding computation as filed by the Company with the unaudited Form X-17a-5 as of December 31, 2017.

EKS&H

8181 East Tufts Avenue, Suite 600
Denver, Colorado 80237-2579
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

EKS&H LLLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Manager
Crestone Securities LLC
Boulder, Colorado

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Crestone Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision"), and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS&H LLLP

EKS&H LLLP

February 13, 2018
Denver, Colorado

Crestone Securities LLC
EXEMPTION REPORT

Crestone Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 for the fiscal year ended December 31, 2017.

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the fiscal year ended December 31, 2017 without exception.

Crestone Securities LLC

I, Will Skinner, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Financial Operations Principal
Crestone Securities LLC

February 13, 2018